Inditex S.A
Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

02 AUG -1

INDITEX

02042980

FILE Nº 82-5185

SUPPL

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

24th July 2002

Dear Sirs,

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission (*Comisión Nacional del Mercado de Valores*):

- Information on significant events (Hechos Relevantes) in relation to the press release issued by the company regarding the sale by Mr. Amancio Ortega Gaona of shares which represent 1,98% of the share capital.
- Information on significant events (Hechos Relevantes) in relation to the resolutions approved by the General Shareholders' Meeting .

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50 should you have any questions regarding the information furnished.

Very truly yours,

Darío Vasallo Mañaute
General Counsel's Office

Enclosures

Aumenta en cerca de un 2% el free float de Inditex

A Coruña, 10 de julio de 2002. Amancio Ortega Gaona, presidente y principal accionista de Inditex S.A., ha decidido rescatar la opción de compra otorgada en su día a favor de Flora Pérez Marcote (persona vinculada familiarmente), descrita en el apartado VI.2.1 del Folleto Informativo de la O.P.V. de acciones de Inditex registrado en la CNMV con fecha 27 de abril de 2001.

Para hacer frente a dicho rescate Amancio Ortega Gaona ha reducido su participación en esta sociedad del 61,3% al 59,3% de su capital, tras vender en el mercado una cantidad de acciones de titularidad directa equivalente al 1,98%. Con esta operación se eleva el *free float* de Inditex y, consecuentemente, la liquidez de este valor en el mercado bursátil.

Amancio Ortega Gaona a través de su sociedad patrimonial Gartler, S.L. mantiene un paquete de control del 59,3% en el capital social de Inditex con vocación de permanencia en el mismo.

FILE Nº 82-5185

COMUNICACIÓN DE HECHO RELEVANTE

Industria de Diseño Textil, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el artículo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

En el día de hoy se ha celebrado en primera convocatoria la Junta General Ordinaria y Extraordinaria de Accionistas de Industria de Diseño Textil, S.A. (INDITEX, S.A.), en la localidad de Arteixo (A Coruña), habiendo adoptado los acuerdos que se recogen a continuación:

Primero.- Examen y aprobación, en su caso, de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2001, finalizado el 31 de enero de 2002, así como de la gestión social.

Aprobar las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) y el informe de gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.), así como las Cuentas Anuales y el informe de gestión consolidado del Grupo Inditex, correspondientes al ejercicio 2001 (finalizado el 31 de enero de 2002), formuladas por el Consejo de Administración en su reunión del día 21 de marzo de 2002 y firmadas por todos los Consejeros.

Aprobar la gestión del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.) correspondiente al ejercicio 2001.

Segundo.- Aplicación del resultado del ejercicio y distribución de dividendos.

Aprobar la propuesta de aplicación del resultado positivo del ejercicio social 2001 (finalizado el 31 de enero de 2002), de acuerdo con el Balance antes aprobado, por importe de ciento ochenta y seis millones cuatrocientos sesenta y siete mil euros, a distribuir del siguiente modo:

	MILES DE EUROS
A reservas voluntarias	117.901
A dividendos	68.566
TOTAL	186.467

Se acuerda retribuir las acciones con derecho a dividendo con la cantidad bruta de €0,11 por acción. El dividendo será pagadero a partir del día 26 de julio de 2002, a través de las entidades adheridas al Servicio de Compensación y Liquidación de Valores en donde los accionistas tengan depositadas sus acciones.

Tercero.- Nombramiento de Auditores de Cuentas tanto de la Sociedad como del grupo consolidado.

Designar a KPMG Auditores, S.L., con domicilio social en Madrid, Paseo de la Castellana, nº 95 y C.I.F. número B-78510153, inscrita en el Registro Oficial de Auditores de Cuentas con el número S0702, como Auditores de Cuentas de la Sociedad para la revisión de las cuentas anuales e informes de gestión de la Sociedad y de las sociedades consolidadas del Grupo Inditex, por el plazo que va desde el 1 de febrero de 2002 hasta el 31 de enero de 2005.

Cuarto.- Autorización al Consejo de Administración para ampliar el capital social, en una o varias veces, durante el plazo máximo y por el importe máximo legalmente previsto, conforme a lo dispuesto en el Artículo 153.1.b) de la Ley de Sociedades Anónimas, con exclusión, en su caso, del derecho de suscripción preferente, dando nueva redacción al artículo de los Estatutos Sociales relativo al capital social.

Delegar en el Consejo de Administración, de acuerdo con lo previsto en el artículo 153.1.b) de la Ley de Sociedades Anónimas, la facultad de aumentar el capital social en una o varias veces, en cualquier momento a partir de la fecha de la presente, en la cuantía, fechas, condiciones y demás circunstancias que el Consejo de Administración decida, sin previa consulta a la Junta General, hasta la cantidad máxima de 46.749.780 euros, cifra que representa la mitad del capital social de la Sociedad.

Se autoriza al Consejo de Administración para acordar el aumento de capital mediante aportaciones dinerarias, quedando facultado para fijar los términos y condiciones del aumento de capital (incluyendo, en particular, la cuantía de la prima de emisión de acciones), para prever la posibilidad de suscripción incompleta de la emisión, para acordar la emisión de acciones privilegiadas, preferentes, sin voto, rescatables y/o redimibles y, en general, cualquier modalidad de acciones legalmente admisible. El aumento del capital social deberá realizarse dentro del plazo legal de cinco (5) años y en los términos autorizados por la Ley de Sociedades Anónimas.

Asimismo, se faculta al Consejo de Administración para excluir, total o parcialmente, el derecho de suscripción preferente de los accionistas y de los titulares de obligaciones convertibles, en los términos del artículo 159 de la Ley de Sociedades Anónimas, cuando ello sea necesario para la captación de los recursos financieros en los mercados internacionales o de otra manera lo exija el interés social. En cualquier caso, si el Consejo decidiera suprimir el derecho de suscripción preferente en relación con una ampliación de capital que eventualmente decida realizar al amparo de la presente autorización, emitirá, al tiempo de aprobar la emisión, un informe detallando las concretas razones de interés social que justifiquen dicha medida, que será objeto del correlativo informe de los auditores de cuentas de la Sociedad, al que se refiere el artículo 159.2 de la Ley de Sociedades Anónimas.

El Consejo queda facultado para dar nueva redacción al artículo de los Estatutos Sociales relativo al capital social como consecuencia de la ejecución de las facultades delegadas por el presente acuerdo y para solicitar la admisión de las acciones emitidas a

cotización en los mercados secundarios oficiales de valores, y, en su caso, la permanencia o exclusión en dicha situación.

A los efectos de lo dispuesto en el artículo 27 del Reglamento de Bolsas de Comercio, se hace constar expresamente que, en caso de que se solicitase posteriormente la exclusión de la cotización de los títulos emitidos en virtud de esta delegación, ésta se adoptará con las mismas formalidades a que se refiere dicho artículo y, en tal supuesto, se garantizará el interés de los accionistas u obligacionistas que se opongan o no voten el acuerdo, cumpliendo los requisitos establecidos en la Ley de Sociedades Anónimas y disposiciones concordantes, todo ello de acuerdo con lo dispuesto en el citado Reglamento de Bolsas de Comercio, la Ley de Mercado de Valores y disposiciones que la desarrollen.

Quedan sin efecto las facultades que, para el aumento del capital social, fueron conferidas al Consejo por la Junta General de Accionistas celebrada el 20 de julio de 2000.

Quinto.- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.

Autorizar al Consejo de Administración para que, de conformidad con lo establecido en el artículo 75 y siguientes de la Ley de Sociedades Anónimas, pueda proceder a la adquisición derivativa de acciones propias bien directamente, bien a través de cualesquiera sociedades filiales en las que la Sociedad sea sociedad dominante, con respeto de los límites y requisitos legales y de las siguientes condiciones:

a) Modalidades de adquisición: la adquisición se hará por título de compraventa, permuta o dación en pago.

b) Número máximo de acciones a adquirir: acciones con un valor nominal que, sumado al de las que ya se posean por la Sociedad, directa o indirectamente, no exceda del 5% del capital social.

c) Precios máximo y mínimo: el precio mínimo de adquisición de las acciones será su valor nominal y el precio máximo será hasta un 105% de su valor de cotización en la fecha de adquisición.

d) Duración de la autorización: dieciocho (18) meses desde la fecha del presente acuerdo.

A los efectos de lo dispuesto en el último párrafo del apartado 1º del artículo 75 de la Ley de Sociedades Anónimas, en su redacción dada por la Ley 55/1999, de 29 de diciembre, se indica que las acciones que se adquieran en virtud de la presente autorización, podrán destinarse por la Sociedad, entre otros fines, a su entrega a los empleados o administradores de la Sociedad ya sea directamente o como consecuencia del ejercicio de derechos de opción de los que aquellos sean titulares, en virtud de planes de retribución del personal de la Sociedad o de su Grupo aprobados por la Junta General de Accionistas.

La presente autorización deja sin efecto la autorización aprobada por la Junta General de Accionistas celebrada el día 20 de abril de 2001.

Sexto.- Delegación en el Consejo de Administración por el plazo de cinco años de la facultad de emitir obligaciones, bonos, pagarés y demás valores de renta fija de análoga naturaleza, tanto de naturaleza simple como canjeables y/o convertibles en acciones de la Sociedad con el límite previsto en el artículo 282.1 de la Ley de Sociedades Anónimas. Determinación, en el caso de obligaciones convertibles, de las bases y modalidades de la conversión o canje y atribución al Consejo de Administración de la facultad de excluir el derecho de suscripción preferente de los accionistas y titulares de valores convertibles. Autorización por el mismo plazo de cinco años para que la Sociedad pueda garantizar las obligaciones de todo orden que se puedan derivar para sus sociedades filiales de las emisiones de valores de renta fija efectuadas por ellas, así como acuerdo para solicitar la admisión a negociación en mercados secundarios de los valores emitidos.

Delegar en el Consejo de Administración, al amparo de lo dispuesto en el artículo 319 del Reglamento del Registro Mercantil y en el régimen general sobre emisión de obligaciones, y aplicando por analogía lo previsto en los artículos 153.1 b) y 159.2 de la Ley de Sociedades Anónimas, la facultad de emitir valores de renta fija de conformidad con las siguientes condiciones:

1. La emisión de los valores de renta fija podrá efectuarse en una o en varias veces dentro del plazo máximo de cinco (5) años a contar desde la fecha de adopción del presente acuerdo.

2. El importe máximo total de la emisión o emisiones de valores de renta fija que se acuerden al amparo de la presente delegación, unido al de las demás emisiones de la Sociedad en circulación en el momento en que se haga uso de ella, no podrá exceder el límite máximo en ese mismo momento de la cifra de capital social desembolsado más las reservas que figuren en el último balance aprobado y las cuentas de regularización y actualización de balances aceptadas por el Ministerio de Economía y Hacienda según lo previsto en el apartado 1 del artículo 282 de la Ley de Sociedades Anónimas.

3. Los valores de renta fija emitidos podrán ser obligaciones, bonos, pagarés y demás valores de renta fija tanto simples como, en el caso de obligaciones, canjeables y/o convertibles en acciones de la Sociedad.

4. La delegación para emitir valores de renta fija se extenderá a la fijación de los distintos aspectos y condiciones de cada emisión (valor nominal, tipo de emisión, precio de reembolso, tipo de interés, relación de canje, amortización, cláusulas antidilución, garantías de la emisión, admisión a cotización, etc.).

5. En el caso de emisión de obligaciones convertibles, la delegación comprenderá también las siguientes facultades:

i) La facultad de aumentar el capital en la cuantía necesaria para atender las solicitudes de conversión. Dicha facultad sólo podrá ser ejercitada en la medida en que el Consejo, sumando el capital que aumente para atender la emisión de obligaciones convertibles y los restantes aumentos de capital que hubiera acordado al amparo de autorizaciones concedidas por la Junta, no exceda el límite de la mitad de la cifra de capital social previsto en el artículo 153.1 b) de la Ley de Sociedades Anónimas.

ii) La facultad para excluir el derecho de suscripción preferente de accionistas o titulares de obligaciones convertibles y/o canjeables, cuando ello sea necesario para la captación de los recursos financieros en los mercados internacionales o de otra manera lo exija el interés social. En cualquier caso, si el Consejo decidiera suprimir el derecho de suscripción preferente en relación con una emisión concreta de obligaciones convertibles que eventualmente decida realizar al amparo de la presente autorización, emitirá al tiempo de aprobar la emisión un informe detallando las concretas razones de interés social que justifiquen dicha medida, que será objeto del correlativo informe de los auditores de cuentas de la Sociedad al que se refiere el artículo 159.2 de la Ley de Sociedades Anónimas.

iii) La facultad para determinar la relación de conversión, que podrá ser fija o variable, con los límites que se recogen a continuación, así como el momento de la conversión, que podrá limitarse a un período predeterminado, la titularidad del derecho de conversión, que podrá atribuirse a la Sociedad o a los obligacionistas y, en general, cuantos extremos y condiciones resulten necesarios o convenientes para la emisión.

En el caso de que la emisión se realice con una relación de conversión y/o canje fija, el precio de las acciones a los efectos de la conversión y/o canje no podrá ser inferior al mayor entre (i) la media aritmética de los precios de cierre de las acciones de la Sociedad en el Mercado Continuo durante el período a determinar por el Consejo de Administración, no mayor de tres meses ni menor a quince días, anterior a la fecha de celebración del Consejo de Administración que, haciendo uso de la presente delegación, apruebe la emisión de las obligaciones, y (ii) el precio de cierre de las acciones en el mismo Mercado Continuo del día anterior al de la celebración del Consejo de Administración que, haciendo uso de la presente delegación, apruebe la emisión de las obligaciones.

En el caso de que la emisión se realice con una relación de conversión y/o canje variable, el precio de las acciones a los efectos de la conversión y/o canje habrá de ser la media aritmética de los precios de cierre de las acciones de la Sociedad en el Mercado Continuo durante un período a determinar por el Consejo de Administración, no superior a tres meses ni inferior a cinco días antes de la fecha de conversión o canje, con una prima o, en su caso, con un descuento sobre dicho precio por acción. La prima o el descuento podrá ser distinta para cada

fecha de conversión o canje de cada una de las emisiones si bien, en el caso de fijarse un descuento sobre dicho precio por acción, éste no podrá ser superior al 30%.

En ningún caso el valor de la acción a efectos de la relación de conversión y/o canje de las obligaciones por acciones podrá ser inferior a su valor nominal, y habrá de ser superior a su valor neto patrimonial con arreglo al último balance anual auditado y aprobado por la Junta General de Accionistas. Asimismo la valoración de cada obligación o bono a efectos de la relación de conversión y/o canje de las obligaciones por acciones podrá incluir o no los intereses devengados y no pagados en el momento de su conversión y/o canje.

6. Asimismo, se autoriza al Consejo de Administración para que se garanticen por la Sociedad las obligaciones de todo orden que para su sociedades filiales se puedan derivar de las emisiones de valores de renta fija por ellas efectuadas a fin de captar financiación para el Grupo Inditex, por un plazo máximo de cinco años a contar desde la fecha de adopción del presente acuerdo.

El Consejo de Administración, en las sucesivas Juntas Generales que celebre la Sociedad, informará a los accionistas del uso que, en su caso, se haya hecho hasta el momento de las delegaciones a las que se refiere este acuerdo.

Queda sin efecto la delegación para la emisión de valores de renta fija de naturaleza simple otorgada por la Junta General de Accionistas celebrada el día 20 de julio de 2000.

Asimismo, se acuerda solicitar la admisión a negociación en mercados secundarios oficiales o no oficiales, organizados o no, nacionales o extranjeros, de las obligaciones y otros valores que se emitan por la Sociedad en virtud de esta delegación, facultando al Consejo para la realización de los trámites y actuaciones necesarios para la admisión a cotización ante los organismos competentes de los distintos mercados de valores nacionales o extranjeros.

A los efectos de lo dispuesto en el artículo 27 del Reglamento de Bolsas de Comercio, se hace constar expresamente que, en caso de que se solicitase posteriormente la exclusión de la cotización de los títulos emitidos en virtud de esta delegación, ésta se adoptará con las mismas formalidades a que se refiere dicho artículo y, en tal supuesto, se garantizará el interés de los accionistas u obligacionistas que se opongan o no voten el acuerdo, cumpliendo los requisitos establecidos en la Ley de Sociedades Anónimas y disposiciones concordantes, todo ello de acuerdo con lo dispuesto en el citado Reglamento de Bolsas de Comercio, la Ley de Mercado de Valores y disposiciones que la desarrollen.

Séptimo.- Asignación al personal de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su Grupo de sociedades de las acciones remanentes tras la ejecución del Plan de Entrega Gratuita de Acciones de Industria de Diseño Textil, S.A. Determinación de las condiciones de la segunda fase del Plan de Entrega Gratuita.

Se acuerda aprobar la asignación al personal de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de determinadas sociedades de su Grupo de las 809.790 acciones de la Sociedad, de 0,15 euros de valor nominal cada una, pertenecientes a la misma clase y serie que las restantes acciones de la Sociedad en circulación y representadas mediante anotaciones en cuenta, remanentes tras la ejecución del primer plan de entrega gratuita de acciones aprobado por acuerdos de la Junta General de Accionistas de la Sociedad de 20 de julio de 2000 y 19 de enero de 2001, y ejecutado durante el ejercicio fiscal 2001 (el "Plan de Entrega Gratuita"), en el marco de una segunda fase del Plan de Entrega Gratuita (en adelante, el "Plan de Entrega Gratuita II"), conforme a los siguientes términos y condiciones básicos:

(a) Destinatarios: todos los empleados de Industria de Diseño Textil, S.A. (Inditex, S.A.) y su Grupo de sociedades, en España, Portugal, Francia, Bélgica y Grecia, ya se encuentren vinculados al Grupo por una relación laboral indefinida o temporal, común o especial, que, habiendo sido beneficiarios del primer Plan de Entrega Gratuita de acciones, mantengan la condición de empleados a 1 de octubre de 2002 y cumplan las demás condiciones que para la ejecución del Plan puedan establecerse al amparo de la delegación de facultades prevista en el apartado h) siguiente. A los efectos de lo previsto en el artículo 130 de la Ley de Sociedades Anónimas, se hace constar que entre los destinatarios del Plan de Entrega Gratuita II se encuentran incluidos cuatro consejeros de la Sociedad.

(b) Número de acciones a entregar: se entregará a cada beneficiario del Plan de Entrega Gratuita II un numero de acciones equivalente al cociente resultante de dividir el número de acciones remanentes entre el número de destinatarios del Plan. En caso de fracciones en la adjudicación se redondeará por defecto, de forma que resulte un número exacto de acciones a entregar. Las acciones sobrantes se adjudicarán una a una, por orden alfabético entre los beneficiarios de España, a partir de la letra que resulte de sorteo celebrado ante fedatario público.

No obstante lo anterior, y con el fin de facilitar la ejecución del Plan de Entrega Gratuita II, se autoriza al Consejo de Administración, con expresas facultades de sustitución en la Comisión Ejecutiva, para que pueda optar, a su discreción, por que a los empleados de alguna o algunas de las sociedades del Grupo Inditex que cumplan los requisitos indicados en el apartado (a) anterior, no se les entreguen acciones de la Sociedad sino que se les abone una cantidad dineraria equivalente al resultado de multiplicar el número de acciones de la Sociedad que les correspondería en virtud de lo previsto en el primer párrafo de este apartado por el valor de cotización de la acción de la Sociedad el 1 de octubre de 2002.

(c) Plazo de entrega de las acciones o de la compensación equivalente: la Sociedad entregará las acciones a los empleados destinatarios del Plan de Entrega Gratuita II, o, en su defecto, abonará la compensación equivalente, en el plazo máximo de 45 días desde el 1 de octubre de 2002.

(d) Gratuidad.- Las acciones serán entregadas gratuitamente a los empleados. No obstante, serán por cuenta del beneficiario todos los impuestos, retenciones e ingresos a cuenta del IRPF o tributos de similar naturaleza que, en su caso, resulten aplicables, así como la cotización a la seguridad social legalmente imputable a cada empleado, que se deriven o puedan derivarse en un futuro, como consecuencia de la ejecución del plan.

(e) Consideraciones de naturaleza laboral: el establecimiento del Plan de Entrega Gratuita II está vinculado, al igual que el Plan de Entrega Gratuita del que trae causa, a la salida a bolsa de la Sociedad, que se produjo el pasado 23 de mayo de 2001, y, en consecuencia, es de naturaleza singular y excepcional. Por ello, se hace constar que las acciones de la Sociedad o la compensación equivalente objeto del Plan de Entrega Gratuita II (i) no constituyen percepciones, derechos o ventajas de naturaleza acumulable o consolidable ni son computables para percepciones salariales fijas o variables de los empleados destinatarios del mismo (ii) no tienen la consideración de condición de trabajo de los empleados destinatarios, (iii) no se considerarán como salario de los empleados destinatarios a los efectos de calcular la indemnización correspondiente en el supuesto de extinción de su contrato de trabajo, y (iv) no serán computables a los efectos de futuros incrementos salariales.

(f) Acciones remanentes: en el caso de que, completada la ejecución del Plan de Entrega Gratuita II, existieran acciones remanentes, la Junta General de Accionistas podrá acordar que tales acciones se destinen a nuevos planes de participación de los administradores de Inditex y/o del personal del Grupo Inditex en el capital social de la Sociedad con anterioridad al plazo límite indicado en el apartado g) siguiente.

(g) Compromiso de reducción de capital: En el supuesto de que llegado, el día 30 de enero de 2004 existieren acciones remanentes en poder de la entidad financiera que suscribió las 4.312.000 acciones ordinarias de la Sociedad que constituían el objeto inicial del Plan de Entrega Gratuita, en el marco de la ampliación de capital aprobada en virtud de acuerdos de la Junta General de Accionistas de 20 de julio de 2000 y 19 de enero de 2001, al objeto de facilitar el cumplimiento por la Sociedad de los compromisos asumidos frente a los beneficiarios del plan, la Sociedad se compromete a someter a la primera Junta General (sea Ordinaria o Extraordinaria) de Accionistas que se celebre con posterioridad a dicha fecha, un acuerdo de reducción del capital mediante la amortización de las acciones suscritas y en poder de la entidad financiera y que la Sociedad no le hubiera readquirido, a un precio de reembolso de 2,93 euros por acción (ajustado en función de las variaciones que pudiera sufrir, en su caso, el valor nominal de las acciones de la Sociedad entre la fecha del presente acuerdo y la de amortización de las acciones).

(h) Delegación de facultades: Con el objeto de facilitar la ejecución del presente acuerdo, la Junta General acuerda delegar en el Consejo de Administración, con expresas facultades de sustitución en la Comisión Ejecutiva o en cualesquiera de sus miembros, todas las facultades que fueren necesarias para la ejecución del mismo, quedando expresamente autorizado, para:

(i) Ejecutar el presente acuerdo, determinando los términos y condiciones y, en general, el conjunto de reglas por las que haya de regirse el Plan de Entrega Gratuita II, en todo lo que no contradiga lo dispuesto por la Junta General de Accionistas;

(ii) Realizar cualquier declaración, gestión o actuación que se requiera ante la CNMV, las Sociedades Rectoras de las Bolsas de Valores, la Sociedad de Bolsas, el Servicio de Compensación y Liquidación de Valores S.A. ("SCLV") y

cualesquiera otros organismos, entidades o registros públicos o privados, españoles o extranjeros, para la ejecución del Plan de Entrega Gratuita II;

(iii) Realizar en nombre y representación de la Sociedad cuantas actuaciones deban llevarse a cabo por ésta de conformidad con los términos y condiciones del Plan de Entrega Gratuita II;

(iv) Negociar, pactar y suscribir, en su caso, los correspondientes contratos con la entidad o entidades bancarias que hayan de asistir a la Sociedad en la ejecución del Plan de Entrega Gratuita II, así como aquellos otros contratos o acuerdos que sean convenientes con cualesquiera otras entidades.

Y, en general, realizar cuantas otras actuaciones sean necesarias o meramente convenientes para el buen fin del Plan de Entrega Gratuita de Acciones de la Sociedad.

Octavo.- Aplicación del régimen de consolidación fiscal.

Se acuerda optar (de conformidad con el artículo 84.5 de la Ley del Impuesto de Sociedades, modificada por la Ley 24/2001, de 27 de diciembre) por la aplicación de forma indefinida a la Sociedad y a su grupo fiscal del régimen de consolidación fiscal facultando al Consejo de Administración para adoptar los acuerdos que para ello sean precisos.

Noveno.- Otorgamiento de facultades para ejecución de acuerdos.

Delegar en el Consejo de Administración, con expresas facultades de sustitución en la Comisión Ejecutiva o en cualesquiera de sus miembros, las facultades necesarias y tan amplias como se requiera en Derecho para la subsanación, desarrollo y ejecución, en el momento que estime más conveniente, de cada uno de los acuerdos aprobados en esta Junta General.

En concreto, facultar al Presidente del Consejo de Administración, D. Amancio Ortega Gaona, al Vicepresidente, D. José María Castellano Ríos y al Secretario, D. Antonio Abril Abadín, para que, cualquiera de ellos, solidaria e indistintamente y tan ampliamente como en Derecho sea necesario, pueda realizar cuantos actos sean procedentes para ejecutar los acuerdos aprobados en esta Junta General en orden a la inscripción de los mismos en el Registro Mercantil y en cualesquiera otros Registros, incluyendo, en particular, y entre otras facultades, la de comparecer ante Notario para otorgar las escrituras públicas y actas notariales necesarias o convenientes a tal fin, subsanar, ratificar, interpretar o complementar lo acordado y formalizar cualquier otro documento público o privado que sea necesario o conveniente hasta conseguir la ejecución y plena inscripción de los acuerdos adoptados, sin necesidad de nuevo acuerdo de la Junta General.

En Arteixo (A Coruña), a 19 de julio de 2002

Antonio Abril Abadín
Secretario General y del Consejo